Free Writing Prospectus

Filed pursuant to Rule 433

Registration Number 333-153646

September 24, 2008

$250,000,000 6.15% Notes Due October 1, 2013

Final Terms and Conditions Sheet

Issuer:	The Stanley Works (NYSE: SWK)
Title of Security:	6.15% Notes due 2013
Principal Amount:	$250,000,000
Maturity Date:	October 1, 2013
Coupon:	6.15% semi-annual
Interest Payment Dates:	Each April 1 and October 1
First Interest Payment Date:	April 1, 2009
Trade Date:	September 24, 2008
Settlement Date (T+3):	September 29, 2008
Benchmark:	UST 3.125% due August 31, 2013
Benchmark Yield:	2.946%
Reoffer Spread:	+ 325 bps
Reoffer Yield:	6.196%
Price to Public:	99.804%
CUSIP:	854616 AN9
Expected Ratings:	S&P: A (Stable) Moody’s: A2 (Stable) Fitch: A (Stable)
Joint Book-Running Managers:	Banc of America Securities LLC Citigroup Global Markets Inc.
Co-Manager:	Wachovia Securities LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, and a preliminary prospectus supplement dated as of September 24, 2008 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322 or Citigroup Global Markets Inc. toll-free at 1-877-858-5407.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by The Stanley Works on September 24, 2008 relating to its Prospectus dated September 24, 2008.